FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 17, 2003

Super-Sol Ltd.
(Translation of Registrant’s Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference, as filled with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange, are the following documents:

1.	The Registrant’s Immediate Report, dated July 16, 2003, in respect of a resignation of a Senior Officer.

2.	The Registrant’s Immediate Report, dated July 16, 2003, in respect of an appointment of a Senior Officer.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) BY: /S/ Linda Shafir, —————————————— Linda Shafir, Adv. General Counsel And Company Secretary
Dated: July 17, 2003

July 16, 2003

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha'am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Re:	Immediate Report in respect of the resignation of a Senior Officer pursuant to
Sectiom 34a
Of the Securities Regulations, (Periodic and Interim Reports) 5730-1970

Registration Number at the Companies Registrar: 52-002273-2

1.	Name: Avraham (Rami) Ziv

2.	ID: 712669-1

3.	Vacated position: Head of Research & Development and assets department.

4.	Retirement date: July 15, 2003*.

5.	To the Company’s best knowledge, the resignation is not under circumstances that need to be brought to the knowledge of the Company’s Shareholders.

* A correction to the Registrant’s Immediate Report, dated June 30, 2003, in which retirement date mentioned as: December 29, 2003

Yours Sincerely, BY: /S/ Linda Shafir —————————————— Linda Shafir, Adv. General Counsel And Company Secretary

July 17, 2003

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha'am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Dear Sir, Madam,

Corporation Name: Super-Sol Ltd.
Corporation Number with Companies Registrar: 52-002273-2

        Re: Immediate Report on appointment of Senior Position Holder.

1.	Name of the Position Holder: Ezra Tzuk

2.	Date of his appointment: July 15, 2003

3.	Identity number : 044640431

4.	His date of birth: December 10,1945

5.	His address: 6 Martin Buver St, Hifa

6.	Position: Head of Research & Development and assets department.

7.	His education: BA, Tel – Aviv University

8.	His ocupation in the last five years: Moles management in East Europe and Israel

9.	He does not serve in other positions in the cororation, in its subsidiaries or with an interested party.

10.	He is not a family relation of an interested party in the corporation.

11.	He does not hold convertible securities in the corporation, in a subsidiary company or in a connected company.

Yours Sincerely, BY: /S/ Linda Shafir —————————————— Linda Shafir, Adv. General Counsel And Company Secretary